

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561**

Mail Stop 3561

April 14, 2009

Mr. Zhi Jian Zeng
Asian Trends Media Holdings, Inc.
Suite 1902, 19th Floor
Tower II, Kodak House
Quarry Bay
Hong Kong

> **Re: Asian Trends Media Holdings, Inc. (f/k/a Clifford China Estates Inc.)**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed April 1, 2008**
> **Form 8-K/A filed March 16, 2009**
> **File No. 0-52020**

Dear Mr. Zeng:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2007

Item 8A(T). Controls and Procedures, page 42

1.   We read that your management did not complete its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting in your December 31, 2007 Form 10-KSB.

If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In completing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Please note that the failure to complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

2.   Please note that Form 10-KSB is no longer available on EDGAR. Please be aware that you will need to amend your December 31, 2007 Form 10-KSB onto Form 10-K, following the guidance for scaled disclosure requirements for smaller reporting companies. For more information, please refer to our Release No. 33-

8876, available on our website at http://www.sec.gov/rules/final/2007/33-8876.pdf.

3.　　We note your Form 12b-25 filed March 25, 2009 related to your December 31, 2008 Form 10-K. We assume that you will provide management's report on internal control over financial reporting in your December 31, 2008 Form 10-K. If you do not plan to provide this report, please provide us with a detailed explanation of why you do not believe the guidance in Item 308 of Regulation S-K applies to you. We may have further comments after reviewing your response.

Form 8-K/A filed March 16, 2009

4.　　Please tell us how you considered the guidance in Item 2.01(f) and Item 5.01(a)(8) of Form 8-K, which indicates that you should provide the same information as would be required in Form 10. Specifically, tell us how you considered the information required by Items 4, 9, 10, 11, and 12 of Form 10. If you do not think these sections apply to you, please explain that to us in reasonable detail.

Exhibit 99.1

Consolidated Financial Statements

5.　　Please explain to us why your Form 8-K filed January 5, 2009 and your Agreement for Share Exchange state that you acquired Asian Trends Media, Inc. Broadcasting Corporation Limited, but the financial statements you provided in the Form 8-K/A filed March 16, 2009 are those of Asian Trends Broadcasting, Inc. Please explain to us if these are the same entity. If they are different entities, explain how they are related and how you determined the financial statements you provided were appropriate given your acquisition of Asian Trends Media, Inc. Broadcasting Corporation Limited.

Note 3(l)&3(m) – Summary of Significant Accounting Policies, Comprehensive income and Foreign Currency Translation, page F-8

6.　　We note your discussion that the financial statements are presented in US dollars and the functional currency of the Company is the Hong Kong dollar. We also note your statement that comprehensive income includes foreign currency translation. Given these statements, please explain why your consolidated statement of income reflects a zero balance for other comprehensive income and why other comprehensive income does not appear on your consolidated statement of changes in stockholders' equity.

Note 4 – Other receivables and Deposits, page F-12

7.   We note that you do not appear to have recorded an allowance for doubtful accounts for your other receivables. However, we also note that on page 10 of the Form 8-K/A in the second paragraph you state that the other receivables were no longer deemed to be collectible by Asian Trends. Given that statement, please explain to us why you have not recorded an allowance for doubtful accounts for your other receivables.

Exhibit 99.2

Unaudited Pro Forma Combined Financial Statements

8.   We note that your pro forma adjustments to stockholders' equity consist solely of CLCE's issuance of additional shares to acquire Asian Trends, and that all other equity accounts are the combined balance of CLCE's historical equity and Asian Trends' historical equity. Please note that additional adjustments are needed to properly account for this merger. Given CLCE's disposal of its previous real estate business at approximately the same time as its acquisition of you, the substance of your merger with CLCE appears to be that you merged with a public shell company. As such, we believe your reverse merger should be treated for accounting purposes as a recapitalization. We believe the most appropriate way to reflect this transaction is to retroactively restate the equity of Asian Trends prior to the merger date in a manner similar to a stock split, such that the number of shares outstanding immediately prior to the merger equals the 75,793,200 shares of $0.001 par value common stock received by Asian Trends in the merger. We believe that the shares of common stock held by CLCE immediately prior to the merger, net of the shares reacquired from Clifford Manufacturing, should be reflected on a separate line item within the equity statement titled similar to "Shares effectively issued to former CLCE shareholders as part of the December 30, 2008 recapitalization," presented as though this were an issuance of stock on December 30, 2008. Please note that Asian Trends' common stock account and CLCE's accumulated deficit should be eliminated at the time of the merger through additional paid in capital, and the equity accounts of the post-merger entity should be retroactively restated for this elimination. Changes in equity subsequent to the merger date should be presented in accordance with U.S. GAAP. Refer to SAB Topic 4C and paragraph 54 of SFAS 128. Please ensure that your statement of shareholders' equity in your upcoming December 31, 2008 Form 10-K is consistent with the guidance above, or explain to us your basis in GAAP for any alternative presentation.

Mr. Zhi Jian Zeng
Asian Trends Media Holdings, Inc.
April 14, 2009
Page 5

* * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348, or me at 202-551-3737 if you have questions regarding the above comments.

Sincerely,

Jennifer Thompson
Accounting Branch Chief